Via EDGAR

November 20, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance

Re:	The Goldman Sachs Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 9, 2012
File No. 001-14965

Dear Mr. Vaughn:

We are in receipt of the letter, dated November 7, 2012, to Lloyd C. Blankfein, Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc. (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filings.  We appreciate the Staff’s review of our filings and look forward to working with the Staff to resolve the Staff’s comment.   For your convenience, we have included the Staff’s comment below, followed by our response.

Form 10-Q for the Quarterly Period Ended June 30, 2012
Notes to Condensed Consolidated Financial Statements
Note 6 – Cash Instruments, page 15
Level 3 Cash Instruments, page 15

1.
We note your response to prior comment 2 from our letter dated September 5, 2012 where you indicate that you will disclose a weighted average of your significant unobservable inputs for level 3 cash instruments but do not believe that disclosing weighted average of significant inputs to level 3 derivative financial instruments is meaningful.  In lieu of providing this weighted average range of significant unobservable inputs to level 3 derivative financial instruments, please provide additional qualitative information around the results of the ranges, including the distribution in the ranges.

Response:

As per our conversation with the Staff on October 26, 2012, we understand that the Staff is requesting qualitative disclosure related to the range of significant unobservable inputs for both level 3 cash instruments and level 3 derivative instruments.  In future filings we will disclose additional qualitative information regarding significant unobservable inputs to both level 3 cash instruments and level 3 derivative instruments.  The following is an example of what this disclosure would have been in our September 2012 Form 10-Q:

Cash Instruments:

Yield and duration: Ranges for yield and duration vary significantly depending on the type of the security or loan, timing of cash flows and the perceived credit risk of the instrument.  For example, higher rated bank loans will be on the lower end of the range of yields, while securities with lower credit quality will be on the higher end of the range.

Recovery rate:  Ranges for recovery rate vary significantly depending on the type of the instrument and the perceived loss risk of the instrument.  For example, a junior distressed structured bond will be on the lower end of the range, while a high credit quality loan with limited loss expectation will be on the higher end of the range.

Cumulative loss rate: The range for cumulative loss rate for loans and securities backed by residential real estate reflects the diversity of the portfolio.  Losses can vary significantly depending on the type of loan, borrower’s credit, location, loan-to-value ratio and a variety of other factors.  For example, high-performing loans with a low probability of default will be on the lower end of the range, while distressed loans with greater probability of default will be on the higher end of the range.

Multiples: Multiples can vary significantly depending on the industry, geography, development stage and operating performance of the underlying enterprise.  For example, companies in high-growth markets or industries will generally have multiples that are on the higher end of the range.

Long-term growth rate/compound annual growth rate (CAGR): Long-term growth rates/CAGR vary significantly depending on the industry, geography, development stage and company-specific performance expectations of the enterprise.

Capitalization rate:  Capitalization rates are used in the valuation of certain investments in real estate entities.  The range for capitalization rate reflects the diversity of the portfolio.  Capitalization rates can vary significantly depending on property type, location, performance and a variety of other factors.  For example, higher quality assets in strong markets will be on the lower end of the range and assets with less stable performance in weaker markets will be on the higher end of the range.

Derivative Financial Instruments:

Correlation:  Ranges for correlation cover a variety of underliers both within one market (e.g., equity index and equity single stock names) and across markets (e.g., correlation of a commodity price and a foreign exchange rate), as well as across regions.   Generally, cross-asset correlation inputs are used to value more complex instruments and are lower than correlation inputs on assets within the same derivative product type.

Volatility:  Ranges for volatility cover numerous underliers across a variety of markets, maturities and strike prices.  For example, volatility of equity indices is generally lower than volatility of single stocks.

Interest rate basis: The range for interest rate basis covers variability of markets and maturities.

Credit spreads, recovery rates and credit basis: The ranges for credit spreads, recovery rates and credit basis cover a variety of underliers, regions, sectors (index and single names), maturities and credit qualities (high-yield and investment-grade).  The broad range of this population gives rise to the width of the ranges of unobservable inputs.

Commodity prices and spreads: The ranges for commodity prices and spreads cover variability in products, maturities, locations, as well as peak and off-peak prices.

The Company hereby acknowledges that:  the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please feel free to call me (212-902-5675) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Sarah E. Smith
Sarah E. Smith
Principal Accounting Officer

cc:	Lloyd C. Blankfein, Chairman and Chief Executive Officer David A. Viniar, Chief Financial Officer (The Goldman Sachs Group, Inc.)